Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 4, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Li Xiao
Kevin Vaughn
Jeffrey Gabor
Mary Beth Breslin

Re:	Oak Street Health, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted July 29, 2020
CIK No. 0001564406

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Oak Street Health, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) its Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 30, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment No. 3 of the Registration Statement (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures, including to reflect the Company’s decision to issue shares of restricted common stock instead of RSUs in exchange for unvested profits interests in connection with the Organizational Transactions. The Company has revised its disclosure to include these new shares of restricted common stock in its outstanding share count following the completion of the offering. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Boston    Dallas    Hong Kong    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Securities and Exchange Commission

August 4, 2020

Risk Factors

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum..., page 61

1. We note that your risk factor and your disclosure on page 171 states that your certificate of incorporation to be effective in connection with the closing of this offering includes a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action” and that it will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, your Form of Certificate of Incorporation filed as Exhibit 3.1 includes an exclusive federal forum (the federal district courts of the United States) for Securities Act claims. Please revise your disclosure and/or your Form of Certificate of Incorporation to reconcile this discrepancy. If you have an exclusive federal forum for Securities Act claims, please revise your disclosure to describe any risks or other impacts on investors and address any uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response

In response to the Staff’s comment, the Company has revised its certificate of incorporation to remove the provision providing for exclusive federal forum for Securities Acts claims. The Company has filed the revised form of its certificate of incorporation as Exhibit 3.1 to the Registration Statement.

Dilution, Page 76

2. It appears that your pro forma net tangible value in the narrative and table on page 76 was not adjusted for the $20,000,000 tender offer completed in April 2020. Please revise to clarify how the tender offer is reflected in the Dilution Table on page 76, or revise accordingly to reflect it. If you believe it should not be reflected, please explain your basis for that conclusion.

Response

In response to the Staff’s comment, the Company has revised its pro forma net tangible book value per share to represent the amount of its total tangible assets reduced by the amount of its total liabilities and divided by the total number of shares of its common stock outstanding as of March 31,

Securities and Exchange Commission

August 4, 2020

2020, after giving effect to the Organizational Transactions and the 2020 Tender Offer, on page 76 of the Prospectus.

Organizational Transactions, page 77

3. You disclose here that your employees will receive a total of 15,788,340 shares of common stock, 19,148,809 restricted stock units (RSUs) and 15,907,877 options to purchase common stock of Oak Street Health, Inc. at a strike price equal to the initial public offering price in exchange for their profits interests in OSH MH LLC. You also disclose on page 158 that employees who hold unvested profits interests will receive an aggregate of 19,148,809 RSUs in exchange for such profits interests. You disclose on page 158 that “The restricted stock units will be subject to time-based vesting.” Please revise to discuss the terms of the common stock, RSUs, and options to be issued as part of the Organizational Transactions, including any vesting parameters, restrictions, or future performance obligations by these employees. Tell us how you have concluded whether there is any additional compensation expense to be recorded as a result of the exchanges under the Organizational Transactions.

Response

The Company has determined that, instead of issuing RSUs to certain of its existing unitholders as part of the Organizational Transactions, it will issue restricted shares of common stock. In response to the Staff’s comment, the Company has revised its disclosure on page 72 to include the bolded language below, disclosing the terms of common stock, restricted shares and options to be issued as part of the Organizational Transactions, including vesting parameters, restrictions and future performance obligations by the applicable employees.

The shares of common stock to be issued to our existing equityholders in connection with the Organizational Transactions will be restricted securities as defined in Rule 144 under the Securities Act. In addition, the restricted shares and options to be issued to employees in connection with the Organizational Transactions in exchange for existing time-vesting profits interests

Securities and Exchange Commission

August 4, 2020

will vest in accordance with the vesting schedule of the profits interests being exchanged, which generally are issued with four-year vesting periods, resulting in a current range from one to four years depending on the date of grant. The restricted shares and options to be issued in exchange for performance-vesting profits interests will be subject to cliff vesting as follows: (i) two years following the consummation of this offering, to the extent the profits interests for which such restricted shares or options are being exchanged were granted at least two years prior to the consummation of this offering, (ii) between two and three years following the consummation of this offering, to the extent the profits interests for which such restricted shares or options are being exchanged were granted between one and two years prior to the consummation of this offering and (iii) three years following the consummation of this offering, to the extent the profits interests for which such restricted shares or options are being exchanged were granted less than one year prior to the consummation of this offering. Replacement or new common stock, restricted shares and options are of equal value to the original profits interests. If the vesting conditions for the restricted shares are not satisfied, such restricted shares will be forfeited and cancelled.

The Company advises the Staff that there is no additional compensation expense to be recorded as a result of the Organizational Transactions because the replacement or new common stock, restricted shares and options are of equal value to the original profit interests. Therefore, no incremental value or compensation expense related to this exchange is recorded in accordance with ASC 718-20-35-3.

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Securities and Exchange Commission

August 4, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Mike Pykosz
Oak Street Health, Inc.